As filed with the Securities and Exchange Commission on June 23, 2006
Registration No. 333-134643

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Post Effective Amendment No. 1
to
FORM F-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
___________________

NORTHGATE MINERALS CORPORATION
(Exact name of Registrant as Specified in its Charter)

(Translation of Registrant's Name Into English (if Applicable))

British Columbia, Canada	1040	None
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number (if Applicable))	Identification Number (if Applicable))
	___________________

815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
(604) 681-4004
(Address and Telephone Number of Registrant's Principal Executive Offices)

CT Corporation System
1015 15th Street, N.W., Suite 1000
Washington, DC 20005
(202) 572-3100
(Name, address (Including Zip Code) and Telephone Number (Including area code) of Agent for Service in the United States)

Copies to:

John Sabine	Steven M. Kaufman
Fraser Milner Casgrain LLP	Joseph G. Connolly, Jr.
1 First Canadian Place, 39th Floor	Joseph E. Gilligan
100 King Street West	Hogan & Hartson L.L.P.
Toronto, Ontario M5X 1B2	Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004-1109

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. □

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.     Home Jurisdiction Document.

This Post Effective Amendment No. 1 amends and supplements the registration statement on Form F-8 filed with the U.S. Securities and Exchange Commission on June 1, 2006 (the "Initial Registration Statement" and as amended by this Post Effective Amendment No. 1, the "Registration Statement") by Northgate Minerals Corporation ("Northgate" or the "Registrant").

The Registration Statement relates to the offer (the "Offer") by Northgate and Northgate Acquisition ULC, a wholly owned subsidiary of Northgate, to purchase all of the outstanding common shares of Aurizon Mines Limited ("Aurizon"), which includes common shares that may become outstanding after the date of the Offer but before the Expiry Time of the Offer upon conversion, exchange or exercise of options or other securities of Aurizon that are convertible or exchangeable or exercisable for common shares, together with the associated rights issued under the Shareholder Rights Plan of Aurizon. Under the terms of the Offer, Aurizon shareholders will receive 0.741 common shares of Northgate for each Aurizon common share tendered. The Offer is open for acceptance until 8:00 p.m. (Toronto time) on July 7, 2006.

The Offer is subject to the terms and conditions set forth in the Offer and Circular dated June 1, 2006 and the related Letter of Transmittal, copies of which were filed as Part I of the Initial Registration Statement. Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular.

The Offer and Circular is amended and supplemented as follows:

Section 4.—Conditions of the Offer of the Offer is hereby amended as follows:

•       The phrase ", other than those involving the receipt of governmental approvals," is hereby added to the opening sentence thereof in between the words "conditions" and "are."

•       The following sentence is hereby added after the last sentence of the penultimate paragraph thereof:

"However, all conditions to the Offer, other than those involving the receipt of governmental approvals, must be satisfied or waived by the Offerors at or before the Expiry Time."

•       The following sentence is hereby added after the second sentence of the last paragraph thereof:

"As required under Canadian Law, in the event of any waiver of a condition, the Offer Period will not expire before ten days after the notice of such waiver has been given to Shareholders."

•       The term "sole discretion" is hereby replaced with the term "reasonable discretion" in paragraphs (b), (c), (f)(iii)(A), (f)(iii)(B), (h), (i), (k) and (l) thereof.

•       The term "sole judgment" is hereby replaced with the term "reasonable judgment" in paragraph (d) thereof.

Section 13.—Other Terms of the Offer of the Offer is hereby amended by replacing the term "sole discretion" with the term "reasonable discretion" in paragraph (e) thereof.

Section 20.—Shareholder Rights Plan of the Circular is hereby amended by replacing the term "sole discretion" with the term "reasonable discretion" in the first sentence of the last paragraph thereof.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

The Business Corporations Act (British Columbia) (the "BCBCA") provides that a company may:

  indemnify an eligible party against all eligible penalties, which include judgments, penalties or fines awarded or imposed in, or amounts paid in settlement of, an eligible proceeding to which the eligible party is or may be liable; and

  after the final disposition of an eligible proceeding, pay the expenses (which include legal fees but exclude judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.

The BCBCA provides that, after the final disposition of an eligible proceeding, a company is required to pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party has not been reimbursed for those expenses, and is wholly successful, on the merits or otherwise, or is substantially successful on the merits, in the outcome of the proceeding. The BCBCA also provides that a company may pay such expenses as they are incurred in advance of the final disposition of an eligible proceeding if the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under the BCBCA, the eligible party will repay the amounts advanced.

For the purpose of the BCBCA, an "eligible person", in relation to a company, means an individual who:

  is or was a director or officer of the company;
  is or was a director of another corporation at the time when the corporation is or was an affiliate of the company or at the request of the company; or
  at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity;

and includes, with some exceptions, the heirs and personal or other legal representatives of that individual.

An "eligible proceeding" under the BCBCA is one in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation, is or may be joined as a party or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding. A proceeding includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Notwithstanding the foregoing, the BCBCA prohibits a company from indemnifying an eligible party or paying the expenses of an eligible party:

  if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

  if the indemnity or payment is made otherwise than under an earlier agreement and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

  if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation; or

  in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

Additionally, if an eligible proceeding is brought against an eligible party by or on behalf of the company or an associated corporation, the company must not indemnify the eligible party or pay the expenses of the eligible party in respect of the proceeding.

Despite any other provision of the BCBCA, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA, on the application of a company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

  order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

  order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

  order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

  order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section; or

  make any other order the court considers appropriate.

The BCBCA provides that a company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation.

The Registrant's Articles provide that, subject to the BCBCA, the Registrant will indemnify a current or former director of the Registrant and his heirs and personal representatives, and the Registrant may indemnify a current or former director of which the Registrant is or was a shareholder and his heirs and personal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him including any amount paid by him to settle an administrative action or proceeding to which he is made a party by reason of his being or having been a director of the Registrant or such corporation, including actions brought by the Registrant or such corporation, and that the Registrant will apply to court for all approvals of the court which may be required to make such indemnity effective. The Registrant's Articles also provide that the Registrant will indemnify any officer, employee or agent of the Registrant or a corporation of which the Registrant is or was a shareholder, and his heirs and personal representatives, against all costs, charges and expenses incurred by him and resulting from his acting as such.

A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Registrant's Articles and the BCBCA.

The Registrant has entered into indemnification agreements with certain of its officers and directors under which it has agreed to indemnify such persons to the maximum amount permitted by applicable law. Pursuant to these agreements, the Registrant has also agreed to provide such persons with an advance of any defense costs incurred by them prior to final disposition of a proceeding, subject to an obligation to repay in certain circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

The exhibits specified below are filed as exhibits to this Post Effective Amendment No. 1 to the Registration Statement:

Exhibit No.	Description

1.1	Press release dated May 23, 2006 relating to Northgate's intention to make an offer for all outstanding common shares of Aurizon Mines Ltd. (1)
2.1	Form of Letter of Transmittal. (2)
2.2	Form of Notice of Guaranteed Delivery. (2)
3.1	The Form 40-F/Annual Information previously filed with the SEC on March 29, 2006. (5)
3.2	The Management Information Circular of Northgate dated March 1, 2006 prepared in connection with the annual meeting of shareholders of Northgate held on May 3, 2006. (2)
3.3	The Audited Consolidated Financial Statements of Northgate and the notes thereto as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon. (3)
3.4	Management's Discussion and Analysis of Financial Condition and Results of Operation of Northgate for the fiscal year ended December 31, 2005. (3)
3.5	The Unaudited Consolidated Financial Statements of Northgate and the notes thereto as at March 31, 2006 and for the three months ended March 31, 2006 and 2005. (4)
3.6	Management's Discussion and Analysis of Financial Results of Northgate's first quarter report in respect of the quarter ended March 31, 2006. (4)
3.7	Material Change Report on Form 6-K previously filed with the SEC on May 23, 2006. (5)
3.8	Material Change Report on Form 6-K previously filed with the SEC on May 30, 2006. (5)
3.9	Material Change Report on Form 6-K previously filed with the SEC on June 2, 2006, incorporated herein by reference thereto.
3.10	Material Change Report on Form 6-K previously filed with the SEC on June 16, 2006, incorporated herein by reference thereto.
3.11	Material Change Report on Form 6-K previously filed with the SEC on June 19, 2006, incorporated herein by reference thereto.
4.1	Consent of KPMG LLP, Chartered Accountants. (2)
5.1	Power of Attorney of certain officers and directors of Northgate. (2)

____________

(1)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 23, 2006.

(2)    Previously filed with the Registrant's initial Form F-8 (File No. 333-134643) filed June 1, 2006.

(3)    Previously filed by incorporation by reference to Form 40-F/Annual Information previously filed with the SEC on March 29, 2006.

(4)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 30, 2006.

(5)    Previously filed by incorporation by reference thereto with the Registrant's initial Form F-8 (File No. 333-134643) filed June 1, 2006.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.     Undertakings.

(a) Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b) Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this form.

Item 2.     Consent to Service of Process.

(a) Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Not applicable.

(c) Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada on June 23, 2006.

Northgate Minerals Corporation
(Registrant)

By:	/s/ Kenneth G. Stowe
Kenneth G. Stowe
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on June 23, 2006.

Signature	Title

*
Terrence A. Lyons	Chairman of the Board

/s/ Kenneth G. Stowe
Kenneth G. Stowe	President and Chief Executive
Officer and Director

/s/ Jon A. Douglas
Jon A. Douglas	Senior Vice-President and Chief
Financial Officer

*
C. William Daniel	Director

*
Patrick D. Downey	Director

*
Douglas P. Hayhurst	Director

*
Keith C. Hendrick	Director

*
Klaus V. Konigsmann	Director

*
Conrad A. Pinette	Director

*By:
/s/ Kenneth G. Stowe
Kenneth G. Stowe
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated May 23, 2006 relating to Northgate's intention to make an offer for all outstanding common shares of Aurizon Mines Ltd. (1)
2.1	Form of Letter of Transmittal. (2)
2.2	Form of Notice of Guaranteed Delivery. (2)
3.1	The Form 40-F/Annual Information previously filed with the SEC on March 29, 2006. (5)
3.2	The Management Information Circular of Northgate dated March 1, 2006 prepared in connection with the annual meeting of shareholders of Northgate held on May 3, 2006. (2)
3.3	The Audited Consolidated Financial Statements of Northgate and the notes thereto as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon. (3)
3.4	Management's Discussion and Analysis of Financial Condition and Results of Operation of Northgate for the fiscal year ended December 31, 2005. (3)
3.5	The Unaudited Consolidated Financial Statements of Northgate and the notes thereto as at March 31, 2006 and for the three months ended March 31, 2006 and 2005. (4)
3.6	Management's Discussion and Analysis of Financial Results of Northgate's first quarter report in respect of the quarter ended March 31, 2006. (4)
3.7	Material Change Report on Form 6-K previously filed with the SEC on May 23, 2006. (5)
3.8	Material Change Report on Form 6-K previously filed with the SEC on May 30, 2006. (5)
3.9	Material Change Report on Form 6-K previously filed with the SEC on June 2, 2006, incorporated herein by reference thereto.
3.10	Material Change Report on Form 6-K previously filed with the SEC on June 16, 2006, incorporated herein by reference thereto.
3.11	Material Change Report on Form 6-K previously filed with the SEC on June 19, 2006, incorporated herein by reference thereto.
4.1	Consent of KPMG LLP, Chartered Accountants. (2)
5.1	Power of Attorney of certain officers and directors of Northgate. (2)

____________

(1)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 23, 2006.

(2)    Previously filed with the Registrant's initial Form F-8 (File No. 333-134643) filed June 1, 2006.

(3)    Previously filed by incorporation by reference to Form 40-F/Annual Information previously filed with the SEC on March 29, 2006.

(4)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 30, 2006.

(5)    Previously filed by incorporation by reference thereto with the Registrant's initial Form F-8 (File No. 333-134643) filed June 1, 2006.